SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 000-21742

                        Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                          England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated January 10, 2011, whereby Subsea 7 S.A. (the “Company”) announced that on Friday January 7, 2011 the combination between Acergy S.A. and Subsea 7 Inc. was completed following the closing of Oslo Børs on that day. On completion the Company’s name changed to Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy S.A.’s shareholders on November 9, 2010 and the appointment of the Board of Directors became effective. As a result, today is the first day of trading in the shares of the new Combined Group, Subsea 7 S.A.

Further Information:

Effective today, January 10, 2011 the Company’s ticker symbol is SUBC for American Depositary Shares (“ADSs”) on the NASDAQ Global Select Market and SUBC for common shares on Oslo Børs.

Subsea 7 S.A. is incorporated in the form of a "Société Anonyme" governed by the Laws of the Grand Duchy of Luxembourg. The Company is an ordinary taxable company in Luxembourg.

The ISIN code for the Company’s ADSs on the NASDAQ Global Select Market is now US8643231009. The CUSIP for the Company’s ADSs is now 864323100. The ISIN code for the Company’s common shares on Oslo Børs remains LU0075646355.

The Company’s authorised share capital is $900 million comprising 450 million common shares with a nominal, or par, value of $2 each. As at January 10, 2011, the first day of trading as the newly Combined Group, the issued share capital of the Company consisted of 351,793,731 listed shares of $2 nominal value. For purposes of the Luxembourg Transparency Law, the number of voting rights is 351,793,731

The issued share capital of 351,793,731 should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in the Company. Pursuant to the Luxembourg law of January 11, 2008 on transparency requirements this interest must be notified to: the Company and the CSSF (the ‘home state’ Luxembourg Regulator) if the proportion of voting rights held by that person or legal entity and certain other persons connected to it reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% and 66 2⁄3% of the total voting rights existing when the situation giving rise to a declaration occurs. The Company is obliged to send immediately to Oslo Børs any notices it receives in respect of disclosure of large shareholdings.

The completion of the combination may also trigger U.S. reporting obligations by certain holders of the Company’s shares. A statement regarding beneficial ownership of shares in the Company is required to be filed with the U.S. Securities and Exchange Commission by holders who individually or as a group beneficially own more than 5% of the shares of the Company. These reporting obligations also require such holders to promptly amend their beneficial ownership statements whenever any material change occurs in the facts set forth in a previously filed statement. A change in beneficial ownership of 1% or more is deemed a "material change" for purposes of this reporting obligation and changes of less than 1% may be material, depending upon the facts and circumstances. Holders of the Company’s shares should consult their own legal counsel for a detailed description of the regulations related to such reporting requirements.

Set forth below is information concerning the percentage of voting rights of beneficial owners who owned 5.0% or more of the issued share capital of Subsea 7 S.A. as registered at the Norwegian Central Securities Depository (VPS), or of which the Company has been notified, as at market opening on January 10, 2011, the first day of trading as the newly Combined Group:

Name of shareholder	Number of shares owned	Percentage of voting rights

Siem Industries Inc.	65,429,045	18.60%
Folketrygdfondet	30,411,137	8.64%

Provided below are the Company’s primary insiders and details of shares held and options over shares the Company as at completion on January 7, 2011:

		Total Performance Shares	Total Owned Shares	Total Restricted Shares	Total Options
Kristian Siem (a)	Chairman	Nil	Nil	Nil	Nil
Sir Peter Mason KBE FREng	Senior Independent Director	Nil	10,000	Nil	5,000
Mel Fitzgerald	Director	Nil	74,109	158,975	Nil
Dod Fraser	Director	Nil	2,000	Nil	Nil
Bob Long	Director	Nil	Nil	Nil	Nil
Arild Schultz	Director	Nil	745,500	Nil	Nil
Allen Stevens	Director	Nil	10,650	Nil	Nil
Trond Westlie	Director	Nil	Nil	Nil	15,000
Jean Cahuzac (b)	Director / Chief Executive Officer	70,000	57,258	20,000	100,000
Simon Crowe (b)	Chief Financial Officer	44,000	17,703	Nil	Nil
John Evans (c)	Chief Operating Officer	Nil	1,141	136,674	12,780
Graeme Murray (c)	General Counsel	Nil	1,055	28,399	Nil
Keith Tipson (b)	Executive Vice President – HR	32,000	8,836	5,000	61,500
Steve Wisely (c)	Executive Vice President – Commercial	Nil	Nil	96,559	Nil

(a)	Siem Industries Inc. which is a company controlled through trusts where certain members of Mr Siem’s family are potential beneficiaries, own 18.60% of the shares in Subsea 7 S.A
(b)
Total owned shares include shares purchased or allocated under and the Performance Related Share Plan, the maximum number of free shares that may be awarded under the Performance Related Share Plans and shares awarded under the Executive Deferred Incentive Schemes.

(c)	Total owned shares include shares purchased or allocated under the employee share purchase plan.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to, statements as to potential filing obligations under the Luxembourg Transparency Law and the U.S. securities laws. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: January 10, 2011	By:	/s/ Simon Crowe
		Name:	Simon Crowe
		Title:	Chief Financial Officer